mwe.com

June 10, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty Jeanne Baker Jeanne Bennett

Re:	Intercure Ltd. Draft Registration Statement on Form 20-F Submitted April 21, 2021 CIK No. 0001857030

Dear Ms. Majmudar:

On behalf of Intercure Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 18, 2021, relating to the above referenced Draft Registration Statement on Form 20-F (CIK No. 0001857030) filed by the Company on April 21, 2021 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form 20-F (CIK No. 0001857030) (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 1, marked to indicate changes from the Registration Statement filed on April 21, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Draft Registration Statement on Form 20-F filed April 21, 2021

Summary Risk Factors, page 10

1.	Please revise this section to only include the risks that are applicable to your business and this registration statement, or otherwise explain your referenced risks. In this regard, we note by example, that you include here risks associated with being a “controlled company,” with sharing certain officers and directors with Intercure, and “the use of the net proceeds from this offering.”

Response: The Company acknowledges the Staff’s comment and has revised the Summary Risk Factors disclosure to only include the risks that are applicable to its business and this registration statement.

Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis Industry

We are, and will continue to be, dependent upon regulatory approvals and licenses for our ability to produce, page 13

2.	Revise this risk factor or include a new risk factor to clarify, if true, that your products have not yet been distributed through any of your partnerships and that none of your partnerships are currently operational.

Response: The Company acknowledges the Staff’s comment and has made the requested change indicating that the Company’s products have not yet been distributed through any of its partnerships.

D. Risk Factors

Risks Related to this Offering and Ownership of Our Ordinary Shares, page 36

3.	Please add a risk factor that address the concentration of your beneficial ownership and voting power with your Chief Executive Officer, Alexander Rabinovich.

Response: The Company acknowledges the Staff’s comment and has added a risk factor regarding the concentration of beneficial ownership of the Company’s ordinary shares and voting power with the Company’s Chief Executive Officer, Alexander Rabinovich, and other members of management.

A. History and Development of the Company, page 40

4.	Please revise your disclosure to clarify where you currently conduct your operations and ensure that you have consistently described it throughout your registration statement. In this regard, we note your disclosure here indicates that you operate production facilities in northern and southern Israel. However, on page 18 you state that you operate a facility in northern Israel “which to date has been the only active site for your operations.” In addition, on page 52, you indicate that your production system includes an active facility abroad.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to clarify where the Company currently conducts its operations, including clarifying that both production facilities in northern and southern Israel are active and that the production facility that is owned by our supplier in Denmark is also fully operational.

5.	You disclose that assuming that the Southern Kibbutz is fully operational at its maximum capacity of 1.7 million square feet, and after all regulatory approvals are received, full operation of this facility will allow you to produce 88 tons of pharmaceutical-grade cannabis per year. On page 54 you disclose that the development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel, and on page 63 that you intend to continue to develop the facility based on demand for your products. On page 63 you further disclose that your 2021 production plan target is set at 3.5 metric ton. Please discuss any timeline you expect to reach maximum capacity, and funding required to reach this capacity. If you do not intend to develop to maximum capacity in the near term, please make that clear.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to state that it does not have any specific plans regarding the expansion of the capacity at facilities located in the Southern Kibbutz at this time. The Company plans to bring the facilities located in the Southern Kibbutz to their full operational capacity subject to increased demand for its products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. However, there is uncertainty as to when, and if, this will occur.

Item 4. Information on the Company

Business Overview, page 40

6.	We note that you have exclusive distribution rights of Charlotte’s Web’s products in Israel, but that the noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). Please discuss your expectation as to if CBD will be removed from the Israeli Dangerous Drug Ordinance, and any time frame you expect.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to state that on December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. For the removal to be completed, the regulation must go before the Knesset’s Committee on Health, Welfare and Labour for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation did not go before the committee. However, the Company believes that once a new government will form, the legislative process removing the CBD from the DDO will continue.

7.	You disclose that one of your strengths is your strategic partnerships and your global distribution network. We note that you currently sell your products through licensed retail pharmacy locations in Israel. To diversify and expand your operations outside Israel, you appear to have entered into partnerships, joint ventures and distribution agreements in the European Union and Canada with local licensed producers and distributors. However, you disclose that as of the date of this registration statement, your products have not been distributed through your partnerships, nor are the joint venture entities established thereunder active as of this date, and that your partnerships and distribution agreements outside Israel have no effect on your operations. Please revise your “Business Overview” to better reflect your current operations, and adequately discuss the risks to your global expansion plans. For example, please disclose in more detail the amendments to import and export laws with respect to cannabis that you disclose these partnerships depend upon, and discuss your expectation as to if such import and export laws will be amended in your favor, and if so, what time frame you expect, for each country or regulatory regime governing such import or export of cannabis.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to clarify the Company’s current operations, including distinguishing between jurisdictions in which the Company’s partnership activities are limited by and may require amendments to existing import and export laws with respect to cannabis and jurisdictions in which we expect to commence operations with our partners soon after they finalize licenses under existing laws and regulations.

8.	You disclose on page 42 that you plan to maximize operational efficiency through vertical integration, but on page 46 disclose that you continue to explore the costs and benefits of your current contract manufacturing relationships against the costs and benefits of conducting those activities in house. Please revise to consistently disclose your intention to become vertically integrated, and if you plan to do so in the next twelve months, please discuss the costs to become vertically integrated.

Response: The Company acknowledges the Staff’s comment and has made revisions throughout Amendment No. 1 to indicate that the Company seeks to maximize operational efficiency whether by vertical integration or not. The Company’s management team continues to explore the commercial and operational benefits of returning to a wholly vertically integrated model, but does not have any current plans to do so.

Research and Development

Clinical Trials, page 49

9.	Please disclose the timeline of the planned and current clinical trials. If you have received results from any trial, please clarify whether or not the trial achieved its primary and secondary endpoints.

Response: The Company acknowledges the Staff’s comment and has made revisions throughout Amendment No. 1 to indicate that the Company has not completed any clinical trials using cannabis or cannabis-based products to date, the phase 3 trial results are expected in 2022 and the other nine clinical trials are expected to begin during 2022 or 2023.

Recent Developments, page 65

10.	You disclose that on April 7, 2021, Subversive LP obtained the final order of the British Columbia Supreme Court approving the Plan of Arrangement, and that closing of the transaction is expected to occur as soon as practicable after the outstanding conditions to closing are met. From your SEDAR filings, it appears that this transaction closed on April 23, 2021. Please disclose the funds raised from this transaction after redemptions and the private placement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to provide the requested information.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019, page 69

11.	Revise to separately discuss and quantify each of the factors you identify as drivers of the significant increase in revenues from fiscal 2019 to 2020, including the impact of the initial consolidation of Cannolam’s results as of the second quarter of 2020, the increase in demand for your products, and any other factors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to state that approximately NIS 11.1 million in revenue growth from fiscal 2019 to 2020 is attributable to the initial consolidation of Cannolam’s results as of the second quarter of 2020.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 74

12.	Please clarify if the compensation information is disclosed in NIS in thousands.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the compensation information is disclosed in NIS in thousands.

Item 16F. Change In Registrant’s Certifying Accountant, page 114

13.	We note that your auditor, Somekh Chaikin, has served as your auditor since 2021. Please address the need to provide the information required by Item 16F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to provide the information required by Item 16F.

Consolidated Statements of Financial Position, page F-3

14.	Please disclose the date when the financial statements were authorised for issue. Refer to IAS 10.17.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the date when the financial statements were authorised for issue.

Note 1 - General

A. The Company’s activity, page F-10

15.	With reference to the Northern and Southern Kibbutz Partnership Agreements discussed on pages 52 through 54, please address the need to provide a discussion of these partnerships and the relevant accounting for these partnerships within your financial statements. In this regard, it would appear necessary to discuss the accounting for each Kibbutz’s voting rights and rights to profits and losses in these partnerships.

Response: With respect to the Northern Kibbutz Partnership Agreement with Kibbutz Beit HaEmek and the Southern Kibbutz Partnership Agreement with Kibbutz Nir-Oz, the activities of these collaborative arrangements are not conducted through separate legal entities and therefore the Company recognizes its share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with its partners.

The Company acknowledges the Staff’s comment and has revised its disclosures in Note 1A (Page F-10) to add such information.

Note 2.H. Revenue Recognition, page F-14

16.	We note the discussion that when you are the primary provider and control the guaranteed goods or services before they are transferred to the customer you recognize revenue as the gross amount of proceeds. In addition, when you function as an agent you recognize the revenue as a net amount, after deducting the amounts which are owed to the primary provider. Please further discuss any material arrangements where you are acting as an agent and the nature of your performance obligations under such arrangements. Please also tell us what consideration was given to disclosing the net amounts as a disaggregated revenue disclosure given the timing of recognition and type of customer appear to be different. Refer to IFRS 15:114-115 and 119(c). See also IFRS 15:B89.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are currently no material arrangements where the Company is acting as an agent. The disclosure is intended to address in general the accounting policy under IFRS 15. The Company has also added to its disclosure in the financial statements that there are no material arrangements where the Company is acting as an agent.

Note 24. Subsequent Events, page F-61

17.	We note that on January 3, 2021, and as revised on February 9, 2021, you entered into a merger agreement with Subversive Real Estate Acquisition REIT LP (Subversive LP) to acquire all of the outstanding units of Subversive LP in exchange for your ordinary shares. Please expand your disclosures to (i) address the material terms of this agreement; (ii) provide information regarding the business of Subversive LP; (iii) quantify the number of ordinary shares issued; and (iv) indicate the anticipated accounting treatment for the merger. In addition, tell us your consideration of the guidance in Item 8 of Form 20-F and Articles 3-05 and 11-01 of Regulation S-X in assessing whether audited financial statements of Subversive LP and the related pro forma financial information reflecting the merger should be provided.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to provide the requested information with regard to the transaction between the Company and Subversive LP. The Company has also revised the disclosure on pages 40, 65 and 95 of Amendment No. 1 to provide the requested information with regard to the transaction between the Company and Subversive LP.

Further, the Company respectfully advises the Staff that it has determined that the audited financial statements of Subversive LP and the related pro forma financial information reflecting the merger are not required because no “business” was acquired.

The Instructions to Item 8 of Form 20-F state that the item refers to the company and other financial statements that may be required under Rules 3-05, 3-09, 3-10, 3-14, 3-16, 13-01, and 13-02 of Regulation S-X. Rules 3-09, 3-10, 3-14, 3-16, 13-01, and 13-02 of Regulation S-X are inapplicable as Subversive LP does not meet any of the criteria under those sections. Rule 3-05 requires that, subject to certain thresholds, audited financial statements be provided for any “business” that has recently been acquired by the registrant. Rule 3-05(a)(2) states that for purposes of determining whether the provisions of Rule 3-05 apply, the determination of whether a “business” has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d) of Regulation S-X.

Rule 11-01(d) of Regulation S-X states that for purposes of the rule, “the term ‘business’ should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” The guidance further states that, among the facts and circumstances which should be considered, the registrant may consider whether the “nature of the revenue-producing activity” will “remain generally the same as before the transaction” and the extent to which the physical facilities, employees, distribution systems, sales force, customer base, operating rights, production techniques or trade names will remain after the transaction.

The Company respectfully advises the Staff that, pursuant to the guidance in Rule 11-01(d) of Regulation S-X, the Company believes that there was not sufficient continuity of Subversive LP’s operations prior to and after the merger to render prior financial information of Subversive LP material to an understanding of the Company’s future operations. Prior to the time of the merger, Subversive LP was a special purpose acquisition company with no business operations and no revenue-producing activity. As a result, the Company strongly believes that not only was there not sufficient continuity, there were actually no operations of Subversive LP to be continued. Therefore, the Company believes that audited financial statements of Subversive LP and the related pro forma financial information are not required to be provided.

18.	You indicate on page 64 that on March 29, 2021, Cannolam entered into an agreement to purchase rights to four additional pharmacies (two branches in southern Israel where Cannolam will hold 51% of all outstanding shares of the company that will operate the pharmacy’s two branches in Tel Aviv and in northern Israel where Cannolam will purchase the entire business of the pharmacy). If material, please discuss these transactions herein and disclose the consideration to be transferred and how you will account for these transactions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that based on the Company’s quantitative and qualitative assessments these transactions are not material to the financial statements of the Company. In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 1 to remove reference to these acquisitions.

Exhibits

19.	Please file the loan agreement with Mr. Avner Barak as an exhibit to your registration statement.

Response: The Company has submitted a copy of the loan agreement as an exhibit to Amendment No. 1.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form 20-F.

Sincerely,

/s/ Mark S. Selinger

cc:	Alexander Rabinovich, Chief Executive Officer